Exhibit 99.1

Canada Goose Appoints Beth Clymer as President, Finance, Strategy & Administration

TORONTO, ON (December 20, 2023) – Today, Canada Goose announced the appointment of Beth Clymer to the newly created position of President, Finance, Strategy & Administration, starting January 8, 2024. Beth will oversee Finance, People & Culture, Corporate Strategy and Legal, partnering with the talented leaders who drive these functions. Both Beth and Carrie Baker, President, Brand & Commercial will report to Dani Reiss, Chairman & CEO.

“Beth has a long history and depth of experience working with Canada Goose, having been a key partner of ours during her time at Bain Capital, including before, during and after our IPO,” said Dani Reiss, Chairman and CEO, Canada Goose. “Beth is a skilled operator with an incredible track-record, and is intimately familiar with our brand, strategy and teams. I know she will be an invaluable partner to myself and to our leadership team and I look forward to seeing her impact.”

Beth joins Canada Goose most recently from Jobcase, where she spent the past four years as CFO, overseeing Finance, People & Culture, Corporate Development, Strategy and Legal. Prior to Jobcase, she spent 10 years at Bain Capital as an Operating Partner working with leaders of private and public companies, including Canada Goose and Burlington Stores, among other established retailers. Beth worked with Canada Goose from 2015 to 2019 – an era of rapid growth and strategic execution.

“I have been a champion of Canada Goose and its exceptional product, globally-loved brand and talented team for a long time, and I am thrilled to join the business, officially – especially during such an exciting and important time in its trajectory,” said Beth Clymer. “I am proud to have supported many of Canada Goose’s key growth levers, including market expansion, wholesale to DTC evolution and transition from privately held to publicly traded, but I believe that we are just getting started and I am excited to capture the incredible efficiencies and opportunities that lie ahead of us.”

Beth will begin her role on January 8, 2024. Beth will work closely with both Jonathan Sinclair and Neil Bowden prior to their transitions to President, APAC and CFO respectively, on April 1, 2024, allowing for a smooth transfer of responsibility.

In other leadership updates, Penny Brook, Chief Marketing & Experience Officer, will depart the company at the end of the year. A purpose-driven leader, her impactful career at Canada Goose spanned more than a decade and included growing the brand to its current global luxury positioning and launching Canada Goose’s sustainable and social impact platform, HUMANATURE. Carrie Baker will continue to oversee global marketing. Daniel Binder will continue to lead the company’s ongoing Transformation initiatives as Chief Transformation Officer.

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About Canada Goose

Canada Goose is a performance luxury outerwear, apparel, footwear and accessories brand that enables all people to thrive in the world outside. We are globally recognized for our commitment to Canadian manufacturing and our high standards of quality, craftsmanship and functionality. We believe in the power of performance, the importance of experience, and that our purpose is to keep the planet cold and the people on it warm. For more information, visit www.canadagoose.com.

Contacts

Media: media@canadagoose.com

Investors: ir@canadagoose.com